Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for June 2023 of the Group to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Listing Rules and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for June 2023 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In June 2023, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 78.58% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes, regional routes and international routes increased by 56.13%, 1647.01% and 600.81%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 111.46%, of which, passenger traffic for domestic routes, regional routes and international routes increased by 83.40%, 2105.89% and 810.52%, respectively, as compared with the same period last year. The passenger load factor was 79.44%, representing an increase of 12.35 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes, regional routes and international routes increased by 11.74, 16.05 and 18.89 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in June 2023, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) increased by 17.25% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) increased by 0.46% as compared with the same period last year. The cargo and mail load factor was 52.08%, representing a decrease of 8.70 percentage points as compared with the same period last year.

In June 2023, the Group has newly launched the following major route: Hangzhou – Hailar – Hangzhou (being seven flights a week).

In June 2023, the Group introduced five aircrafts (including two A321NEO aircrafts, two A350-900 aircrafts and one ARJ21 aircraft). As of the end of June 2023, the Group operated a fleet of 897 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 350 Series	0	18	0	18
Airbus 330 Series	11	22	7	40
Airbus 320 Series	121	100	130	351
Boeing 787 Series	4	25	10	39
Boeing 777 Series	11	21	0	32
Boeing 737 Series	133	64	191	388
EMB190 Series	6	0	0	6
ARJ21	1	22	0	23

Total	287	272	338	897

KEY OPERATING DATA OF JUNE 2023
Traffic	June 2023			Cumulative 2023
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	17,201.68	0.88	83.40	96,663.87	108.24
Regional	161.61	3.46	2,105.89	747.32	1,565.71
International	3,237.66	27.03	810.52	11,706.75	529.50

Total	20,600.95	4.28	111.46	109,117.94	125.81

RTK (in million)
Domestic	1,646.68	1.45	76.33	9,145.68	96.86
Regional	16.47	2.85	2,024.33	74.46	962.16
International	824.21	10.11	37.46	4,058.61	22.47

Total	2,487.35	4.18	62.12	13,278.74	66.68

RTK - Cargo and Mail (in million)
Domestic	128.58	12.53	30.31	637.34	19.00
Regional	2.37	1.98	1,776.01	9.11	200.20
International	539.20	3.16	-5.11	3,024.56	-3.96

Total	670.15	4.83	0.46	3,671.00	-0.46

Passengers carried (in thousand)
Domestic	10,968.80	-0.18	86.16	61,577.61	109.54
Regional	136.90	2.31	1,740.78	647.06	1,335.38
International	811.56	25.08	1,271.37	2,770.92	831.16

Total	11,917.27	1.24	99.99	64,995.58	118.62

Cargo and mail carried (in thousand tonnes)
Domestic	77.81	14.01	33.04	379.47	18.37
Regional	2.09	-1.16	1,664.64	8.23	171.69
International	57.48	3.65	-8.92	318.74	-6.91

Total	137.37	9.19	12.87	706.44	6.07

Capacity	June 2023			Cumulative 2023
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	21,774.79	-4.15	56.13	127,743.29	77.87
Regional	209.49	0.37	1,647.01	1,024.20	767.98
International	3,948.39	18.69	600.81	15,276.43	393.75

Total	25,932.67	-1.22	78.58	144,043.92	91.98

ATK (in million)
Domestic	2,427.88	-5.10	61.57	14,554.03	83.11
Regional	27.73	-0.12	1,914.63	133.36	753.88
International	1,165.09	8.15	29.39	5,778.70	13.56

Total	3,620.70	-1.17	50.58	20,466.09	56.80

ATK — Cargo and Mail (in million)
Domestic	468.15	-8.89	89.17	3,057.13	105.95
Regional	8.87	-1.13	2,887.17	41.18	723.93
International	809.74	4.10	-4.71	4,403.82	-8.45

Total	1,286.76	-1.07	17.25	7,502.14	19.09

Load Factor	June 2023			Cumulative 2023
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	79.00	3.94	11.74	75.67	11.04
Regional	77.15	2.31	16.05	72.97	34.94
International	82.00	5.38	18.89	76.63	16.52

Total	79.44	4.19	12.35	75.75	11.35

Cargo and Mail Load Factor
Domestic	27.47	5.23	-12.41	20.85	-15.23
Regional	26.71	0.82	-15.82	22.11	-38.58
International	66.59	-0.60	-0.29	68.68	3.21

Total	52.08	2.93	-8.70	48.93	-9.61

Overall Load Factor (RTK/ATK)
Domestic	67.82	4.38	5.68	62.84	4.39
Regional	59.40	1.71	3.07	55.83	10.95
International	70.74	1.25	4.15	70.23	5.11

Total	68.70	3.53	4.89	64.88	3.85

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;

3.	“RTK(s)—Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s)—Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

14 July 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.